98 2/27

SEC Mail Processing Section

FEB 25 2013

Washington DC 402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46412

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Asia Pacific Financial Management Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 Aspinall Avenue
(No. and Street)

Hagatna	Guam	96910-5156
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandra McKeever (671) 472-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burger & Comer, P.C.
(Name – *if individual, state last, first, middle name*)

278 S Marine Corps Dr. Ste. 104	Tamuning	Guam	96913
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



13012122

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/7/13

OATH OR AFFIRMATION

I, Sandra McKeever, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Asia Pacific Financial Management Group, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JOANNE PANGILINAN PARAGAS
NOTARY PUBLIC
In and for Guam, U.S.A.
My Commission Expires: April 04, 2015
145 Aspinall Ave. Hagatna, Guam 96910



This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) A report of Independent Public Accountant on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BURGER & COMER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

WITH INDEPENDENT AUDITORS' REPORT THEREON

Hengi Plaza, Suite 104, 278 South Marine Corps Drive Tamuning, Guam 96913

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.

Financial Statements and Other Financial Information

Year ended December 31, 2012

Contents

Burger & Comer, P.C.

Tamuning, Guam USA

February 15, 2013

BURGER & COMER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Asia Pacific Financial Management Group, Inc.:

We have audited the accompanying statement of financial condition of Asia Pacific Financial Management Group, Inc. (a Guam corporation) as of December 31, 2012 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asia Pacific Financial Management Group, Inc. as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Burger & Comer, P.C.

Burger & Comer, P.C.
Tamuning, Guam
February 15, 2013

Hengi Plaza, Suite 104, 278 South Marine Corps Drive Tamuning, Guam 96913 Phone: (671) 646-5044 • Fax: (671) 646-5045
http://www.guamcpa.com

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Statement of Financial Condition

December 31, 2012

ASSETS	
Cash and cash equivalents	$ 113,654
Deposit with clearing organization	57,448
Funds held in trading securities account	56,066
Receivable from brokers	143,641
Prepaid expenses	7,904
Property, equipment and leasehold improvements, net of accumulated depreciation (note 2)	33,365
Total assets	$ 412,078
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	14,111
Commissions payable – stockholders	84,186
other brokers	4,662
Guam income tax payable (note 3)	7,062
Deferred income tax	2,845
Total liabilities	112,866
Commitments and contingencies (notes 4 and 5)	
Stockholders' equity:	
Common stock, $1 par value. 800,000 shares authorized; 146,000 shares subscribed and outstanding	146,000
Stock subscriptions receivable	(120,000)
Additional paid-in capital	12,000
Retained earnings	261,212
Total stockholders' equity	299,212
Total liabilities and stockholders' equity	$ 412,078

See accompanying notes to financial statements and auditors' report.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Statement of Income

Year ended December 31, 2012

Revenues:	
Commissions and fees	$ 834,166
Account annual fees	11,733
Other income	18,361
Interest income	2,228
Total revenues	866,488
Operating expenses:	
Commissions	508,352
Employee salaries and wages	128,735
Other operating expenses	88,018
Taxes and licenses	25,542
Occupancy (note 4)	55,428
Depreciation	3,807
Total operating expenses	809,882
Operating income and income before income taxes	56,606
Guam income tax (note 3)	(9,526)
Net income	$ 47,080

See accompanying notes to financial statements and auditors' report.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam corporation)

Statement of Changes in Stockholders' Equity

December 31, 2012

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance December 31, 2011	26,000	$ 26,000	$ 12,000	$ 234,132	272,132
Net income	-	-	-	47,080	47,080
Dividends paid	-	-	-	(20,000)	(20,000)
Shareholders' additional paid-in capital	-	-	-	-	-
Balance December 31, 2012	26,000	$ 26,000	$ 12,000	261,212	299,212

See accompanying notes to financial statements and auditors' report.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Statement of Cash Flows

Year ended December 31, 2012

Cash flows from operating activities:	
Net income	$ 47,080
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	3,807
Changes in assets and liabilities:	
Deposit with clearing organization	47,550
Funds held in trading securities accounts	(56,066)
Receivables	(17,971)
Prepaid expenses	(1,929)
Accounts payable	7,509
Commissions payable	31,360
Deferred income taxes	2,464
Guam income tax payable	(2,938)
Net cash provided by operating activities	60,866
Cash flows from investing activities:	
Purchases of property and equipment	(25,495)
Net cash used in investing activities	(25,495)
Cash flows from financing activities:	
Dividends paid	(20,000)
Net cash used in financing activities	(20,000)
Net decrease in cash	15,371
Cash at beginning of year	98,283
Cash at end of year	$ 113,654

See accompanying notes to financial statements and auditors' report.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Notes to Financial Statements

December 31, 2012

1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Asia Pacific Financial Management Group, Inc. (APFMG or the Company), previously named Asia Pacific Investors Services, was incorporated under the laws of the Territory of Guam on March 2, 1993 with the filing of its incorporation documents at the Government of Guam Department of Revenue and Taxation. The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934, as amended, and as an investment adviser under the Investment Advisers Act of 1940. APFMG renders investment management and broker-dealer services in mutual funds, corporate stocks and fixed income securities on both an agency and principal basis to its Guam located customers on a fully disclosed basis through other broker-dealers. APFMG is exempt from the reserve requirement under SEC rule 15c3-3(k)(2)(ii), since it does not handle or carry customer securities and cash.

Significant Accounting Policies

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

Security transactions and related commission revenue and expense are recorded on a trade date basis.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of financial condition and the statement of cash flows, cash is defined as cash on hand, money market accounts, cash due from banks and brokerage accounts, and cash on deposit with banks.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Notes to Financial Statements, continued

December 31, 2012

1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Accounts Receivable

Accounts receivable primarily represent management and consulting fees due for financial and investment advisory services.

Revenue Recognition

Revenue, which consists of management and consulting fees for financial and investment advisory services, is recognized as it is performed.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are recorded at cost or estimated net book value at the date of transfer. Depreciation of property and equipment, and amortization of leasehold improvements, which is included in depreciation expense, is based on the straight line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lives of the respective lease or the service lives of the improvements.

Income taxes

The Territory of Guam adopted most sections of the United States Internal Revenue Code as the territorial or local income tax.

Guam income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate to the use of mandatory depreciation methods for fixed assets under the tax laws. Deferred tax assets and liabilities represent the future tax return consequences of those differences which will be recoverable or taxable when the temporary differences reverse or certain future events occur. No deferred tax liability is recorded for permanent tax differences.

The Company files its corporate income tax return in the Territory of Guam. With few exceptions, the Company is no longer subject to Guam income tax examinations by tax authorities for years before 2007. The Company does not have any unrecognized tax benefits at December 31, 2012 that would affect the annual effective tax rate.

1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Company recognizes interest accrued related to unrecognized tax benefits as interest expense and recognizes penalties in operating expenses. The Company did not recognize any interest or penalties in the year ended December 31, 2012 related to unrecognized tax benefits.

Advertising

The costs of non direct response advertising are charged to expense as incurred.

2) PROPERTY AND EQUIPMENT

A summary of property and equipment as of December 31, 2012 follows:

Furniture	$ 89,946
Equipment	19,388
Leasehold improvements	21,094
	130,428
Less accumulated depreciation	(97,063)
Property and equipment, net	$ 33,665

3) GUAM INCOME TAX

During the year ended December 31, 2012 the Company paid $10,000 in Guam income taxes. The Company's deferred income tax liability increased by $2,464 due to tax depreciation in excess of book depreciation. Income taxes currently payable are $7,062 at December 31, 2012.

4) LEASE COMMITMENT

Effective January 1, 2009 the Company leased its administrative office under a noncancelable operating lease with a term expiring on December 31, 2011. The lease was renewed, with the current term expiring December 31, 2014. Monthly rent under the lease is $2,500. The building and related improvements from which APFMG conducts its operations are owned by U.D.P. Corporation, a Guam corporation owned two-thirds by APFMG's majority stockholder.

Rent expense for the year ended December 31, 2012 was $30,000. Future rent due under this lease is $30,000 in 2013 and $30,000 in 2014.

5) SUBSEQUENT EVENTS

In preparing the accompanying financial statements and these footnotes, management has evaluated subsequent events through February 15, 2013, which is the date the financial statements were available to be issued.

6) NET CAPITAL REQUIREMENT

APFMG is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, APFMG had net capital of $131,625, which was $124,290 in excess of its required net capital of $7,335. The Company's net capital ratio was 0.84 to 1.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam corporation)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2012

NET CAPITAL:	
Total stockholders' equity qualified for net capital	$ 299,212
Deductions:	
Non-allowable assets:	
Clearing accounts	(57,449)
Broker and other receivables	(60,520)
Prepaid insurance	(7,904)
Furniture, equipment and leasehold improvements	(33,365)
Petty cash	(150)
Haircuts on securities from Part IIA	(8,199)
Net capital	$ 131,625

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam corporation)

Computation of Aggregate Indebtedness

December 31, 2012

Total aggregate indebtedness in the statement of financial condition	$ 110,021
Net capital	$ 131,625
Percentage of aggregate indebtedness to net capital	83.6%

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam corporation)

Computation of Basic Net Capital Requirement

December 31, 2012

Minimum net capital required (6 and 2/3 percent of aggregate indebtedness)	$ 7,335
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$ 5,000
Net capital requirement	$ 7,335
Net capital	$ 131,625
Excess net capital	$ 124,290
Excess net capital at 1000%	
Excess net capital	$ 124,290
Less: 10% of aggregate indebtedness	11,002
Excess net capital at 1000%	$ 109,621

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam corporation)

Reconciliation with Focus Report Form X-17A-5

December 31, 2012

Total ownership equity qualified for net capital per Forms Report	$ 131,625
Difference – none	-
Total ownership equity qualified for net capital per Audit	$ 131,625

BURGER & COMER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Asia Pacific Financial Management Group, Inc.

In planning and performing our audit of the financial statements of Asia Pacific Financial Management Group, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Hengi Plaza, Suite 104, 278 South Marine Corps Drive Tamuning, Guam 96913 Phone: (671) 646-5044 • Fax: (671) 646-5045
http://www.guamcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burger & Comer, P.C.

BURGER & COMER, P.C.
Tamuning, Guam
February 15, 2013

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Schedule II

Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

See accompanying auditors' report.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012

The Company is exempt from Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

See accompanying auditors' report.

BURGER & COMER, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

February 15, 2013

The Board of Directors
Asia Pacific Financial Management Group, Inc.

In planning and performing our audit of the financial statements of Asia Pacific Financial Management Group, Inc. as of and for the year ended December 31, 2012, on which we have issued our report dated February 15, 2013, we considered its system of internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. We noted no matters involving the system of internal control and its operation that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of internal control that, in our judgment, could adversely affect the organization's ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the SIPC, FINRA, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Burger & Comer, P.C.

BURGER & COMER, P.C.
Tamuning, Guam USA

Hengi Plaza, Suite 104, 278 South Marine Corps Drive Tamuning, Guam 96913 Phone: (671) 646-5044 • Fax: (671) 646-5045
http://www.guamcpa.com

BURGER & COMER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Asia Pacific Financial Management Group, Inc.
Hagatna, Guam

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Asia Pacific Financial Management Group, Inc. (APFMG) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Asia Pacific Financial Management Group's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Asia Pacific Financial Management Group's management is responsible for Asia Pacific Financial Management Group's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries ((a) overpayment of $23 from 2011 and (b) Check number 7574 on February 5, 2013 for $32), noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences; and
4. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Burger & Comer, P.C.

February 15, 2013

Hengi Plaza, Suite 104, 278 South Marine Corps Drive Tamuning, Guam 96913 Phone: (671) 646-5044 • Fax: (671) 646-5045
http://www.guamcpa.com